The information in this preliminary pricing supplement is not complete and may be changed. None of this preliminary pricing supplement, the prospectus supplement or the prospectus is an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2007	FILED PURSUANT TO RULE 424(b)(2)
PRELIMINARY PRICING SUPPLEMENT NO. AIG-FP-43	REGISTRATION NO. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
PRINCIPAL PROTECTED CURRENCY LINKED NOTES
DUE MARCH •, 2010
(THE “NOTES”)
US$10 PRINCIPAL AMOUNT PER UNIT

The Notes:

•	The Notes are designed for investors who believe that the value of one of three currencies (each a “Currency” and collectively the “Currencies”) will appreciate relative to the United States dollar from the pricing date (the “Pricing Date”) to a date shortly before the maturity date of the Notes (the “Valuation Date”). The Currencies will be the Russian ruble, the Indonesian rupiah and the Israeli shekel. Investors must be willing to forego interest payments on the Notes. As described in this pricing supplement, the value of a Currency will increase if the Currency appreciates relative to the United States dollar. The value of a Currency will decrease if the Currency depreciates relative to the United States dollar.

•	The Notes will have 100% principal protection on the maturity date.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of American International Group, Inc. (“AIG”) and part of a series entitled “Medium-Term Notes, Series AIG-FP.”

•	AIG Financial Products Corp., as calculation agent (the “Calculation Agent”), will determine the value of the Currencies as described in this pricing supplement.

•	The Notes will have CUSIP No. •.

•	The settlement date is expected to be December •, 2007.
•	The Pricing Date is expected to be November •, 2007.
Payment on the maturity date:
•	The maturity date is expected to be March •, 2010.

•	The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the level of the highest performing Currency (relative to the United States dollar) from the starting value on the Pricing Date (the “Starting Value”) to the value of such Currency on the Valuation Date (the “Ending Value”). If the Ending Value of the highest performing Currency:
•	has increased from the Starting Value, you will receive the $10 principal amount per unit, plus a supplemental redemption amount equal to $10 multiplied by (1) the percentage increase of the Ending Value of such Currency over its Starting Value and (2) a participation rate equal to a percentage between 100% and 120%; or

•	has decreased or is unchanged from the Starting Value, you will receive the $10 principal amount per unit.
•	The actual participation rate will be determined on the Pricing Date and set forth in the final offering document made available in connection with the sales of the Notes.

•	The Valuation Date is expected to be February •, 2010.

          Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.
          Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$0.20	$
Proceeds, before expenses, to American International Group, Inc.	$9.80	$
(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in any single transaction by an individual investor will be $9.95 per unit and $0.15 per unit, respectively.
          Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in November or December 2007, the settlement date may occur in November or December 2007, and each of the Valuation Date and the maturity date may occur in February or March 2010. Any reference in this preliminary pricing supplement to the month in which the Pricing Date, settlement date, Valuation Date or maturity date will occur is subject to change as specified above.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is •, 2007.

SUMMARY INFORMATION

          This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Medium-Term Notes, Series AIG-FP, Principal Protected Currency Linked Notes, due March •, 2010 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying prospectus which highlight certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.
          References in this pricing supplement to “we,” “us,” “our” and “AIG” are to American International Group, Inc. References to “AIG-FP” are to our subsidiary, AIG Financial Products Corp. References to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated. References to “$” are to the currency of the United States of America.
Summary
          The Notes are senior, unsecured debt securities of AIG that provide investors with a participation rate of between 100% and 120% of the increase in value of the highest performing of the three Currencies (relative to the United States dollar) as determined based on the Starting Value of such Currency on the Pricing Date and on the Ending Value of such Currency on the Valuation Date (as defined below). An investor will receive a supplemental redemption amount as described below, in addition to the Original Offering Price, if the Ending Value of at least one of the three Currencies is greater than its Starting Value. Investors must be willing to forego interest payments on the Notes.
          The value of a Currency will increase if that Currency appreciates relative to the United States dollar. The value of a Currency will decrease if that Currency depreciates relative to the United States dollar.
          The Currencies are the Russian ruble, the Indonesian rupiah and the Israeli shekel, as more fully described below under “Description of the Currencies.”
Terms of the Notes

Issuer:	AIG

Original Offering Price:	$10 per unit

Term:	Approximately 27 months

Starting Value:	For each Currency, the Exchange Rate (as defined below) on the Pricing Date, as determined by the Calculation Agent in accordance with the procedures described under “Description of the Currencies.”

Ending Value:	For each Currency, the Exchange Rate (as defined below) on the Valuation Date, as determined by the Calculation Agent in accordance with the procedures described under “Description of the Currencies.”

Highest Performing Currency:	The Currency with the Highest Performing Currency Return.

Highest Performing Currency Return:	The greatest Currency Return of all the Currencies.

Currency Return:	For each Currency, the Currency Return will equal the Ending Value minus the Starting Value, divided by the Starting Value on the Valuation Date.

Valuation Date:	The fifth New York Business Day immediately prior to the maturity date.

Participation Rate:	The Participation Rate will be a percentage between 100% and 120%. The actual Participation Rate will be determined on the Pricing Date and set forth in the Pricing Supplement made available in connection with sales of the Notes.

Determining Payment at Maturity for the Notes
          On the maturity date, you will receive a cash payment per unit denominated in United States dollars, equal to the Redemption Amount. If the Ending Value of the Highest Performing Currency is less than or equal to its Starting Value, you will receive only the Original Offering Price per unit. You will receive a Supplemental Redemption Amount as described below, in addition to the Original Offering Price, if the Ending Value of the Highest Performing Currency is greater than its Starting Value.
          The “Redemption Amount” per unit to which you will be entitled will be denominated in United States dollars, will depend on the direction of and the percentage change in the value of the Highest Performing Currency and will be determined as set forth below:
          (i) If the Ending Value of the Highest Performing Currency is greater than its Starting Value, you will receive a Redemption Amount equal to the Original Offering Price per unit plus a “Supplemental Redemption Amount” equal to:
$10 x the Highest Performing Currency
Return x the Participation Rate
               The Highest Performing Currency Return will equal:

Ending Value — Starting Value
Starting Value
The Participation Rate will be equal to a percentage between 100% and 120%.
          (ii) If the Ending Value of the Highest Performing Currency is less than or equal to its Starting Value, the Supplemental Redemption Amount will be $0 and you will only receive a Redemption Amount equal to the Original Offering Price per unit. The Redemption Amount cannot be less than $10.

Hypothetical Payout Profile
          This graph reflects the hypothetical performance of the Notes, assuming a hypothetical Participation Rate of 110%, the midpoint of the range of 100% to 120%. The solid line reflects the hypothetical Redemption Amount of the Notes, while the dotted line reflects the change in the value of the Highest Performing Currency.
          This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, the actual Ending Value, the Participation Rate and the term of your investment.

Examples:
          Set forth below are three examples of Redemption Amount calculations assuming a Participation Rate of 110%, the midpoint of the range of 100% to 120%:
          Example 1—The hypothetical Ending Value of the Highest Performing Currency is equal to 80% of its Starting Value:
Starting Value: 100
Hypothetical Ending Value: 80
Redemption Amount (per unit) = $10.00
          Example 2—The hypothetical Ending Value of the Highest Performing Currency is equal to 105% of its Starting Value:
Starting Value: 100
Hypothetical Ending Value: 105
Hypothetical Currency Return: 5%
Supplemental Redemption Amount = $10 x 5% x 110% = $0.55
Redemption Amount (per unit) = $10 + $0.55 = $10.55
          Example 3—The hypothetical Ending Value of the Highest Performing Currency is equal to 115% of its Starting Value:
Starting Value: 100
Hypothetical Ending Value: 115
Hypothetical Currency Return: 15%
Supplemental Redemption Amount = $10 x 15% x 110% = $1.65
Redemption Amount (per unit) = $10 + $1.65 = $11.65

The Role of MLPF&S
          MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.
The Role of AIG-FP
          AIG-FP, our subsidiary, will be our agent (in such capacity, the “Calculation Agent”) for purposes of determining, among other things, the Starting Value, the Ending Value and the Supplemental Redemption Amount on the Notes. We will also lend the proceeds of this offering to AIG-FP, which will use the proceeds for general corporate purposes.

RISK FACTORS
          Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including events that are difficult to predict and beyond AIG’s control. Investors should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus before deciding whether to invest in the Notes. Prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
          You may not earn a return on your investment
          If the Ending Value of the Highest Performing Currency fails to exceed its Starting Value, the Supplemental Redemption Amount will be $0. This will be true even if the level of any of the Currencies was higher than the Starting Value at some time during the life of the Notes but later falls below the Starting Value. If the Supplemental Redemption Amount is $0, we will pay you only the Original Offering Price per unit of your Notes.
          Your yield may be lower than other debt securities of comparable maturity
          The yield that you will receive on the Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest-bearing debt security of AIG with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
          You must rely on your own evaluation of the merits of an investment linked to the Currencies
          In the ordinary course of their businesses, AIG and MLPF&S or their subsidiaries may express views on expected movements in foreign currency exchange rates, and these views are sometimes communicated to clients who participate in foreign exchange markets. However, these views are subject to change from time to time. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of AIG or MLPF&S or their subsidiaries. For these reasons, you are encouraged to investigate the foreign exchange markets based on information obtained from multiple sources, and should not rely on the views expressed by AIG or MLPF&S or their subsidiaries.
          You should make such investigation as you deem appropriate as to the merits of an investment linked to the Currencies. Neither the offering of the Notes nor any view which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.
          Your return will not reflect the return of owning the Currencies
          The return on your Notes will not reflect the return you would realize if you actually purchased the Russian ruble, the Indonesian rupiah or the Israeli shekel on the Pricing Date and converted them into United States dollars on the Valuation Date because the payment of a Supplemental Redemption Amount, if any, at maturity will be calculated by reference only to the Highest Performing Currency, and will be adjusted based upon the Participation Rate.
          The return on your Notes depends on the values of the Currencies, which are affected by many complex factors outside of our control
          The value of any currency, including the Currencies, may be affected by complex political and economic factors. The exchange rate of each of the Currencies is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each of the Currencies, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.
          Foreign exchange rates can be fixed by sovereign governments or they may be floating. Exchange rates of most economically developed nations and many developing nations are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those issuing the Currencies, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Currencies specifically, or any other currency.
          Even though currency trades around the clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates
          The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading, if any, for the Notes will not conform to the hours during which the Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price, if any, of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.
          There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the values of each of the Currencies relative to the United States dollar, as determined by the Calculation Agent. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.
          A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes
          The Notes will not be listed on any futures or securities exchange, and we do not expect a trading market for the Notes to develop. Although MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time.
          The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the values of each of the Currencies relative to the United States dollar.
          If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the maturity date. This may adversely affect the price you receive. If you sell your Notes before the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing values of each of the Currencies relative to the United States dollar.

          If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In particular, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes and consequently the potential return on the Notes to you, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing, hedging and distributing the product. This quoted price could be higher or lower than the Original Offering Price. MLPF&S is not obligated to make a market in the Notes.
          Assuming there are no changes in the values of the Currencies relative to the United States dollar and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the Original Offering Price. This is due to, among other things, the fact that the Original Offering Price included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to, and the developing and hedging costs associated with, the Notes.
          Future performance of the Currencies cannot be predicted on the basis of historical performance
          It is impossible to predict whether, or the extent to which, the values of the Currencies will rise or fall relative to the United States dollar. As discussed herein, exchange rates of the Currencies will be influenced by complex and interrelated political, economic, financial and other factors. Accordingly, the historical performance of the Currencies should not be taken as an indication of the future performance of the Currencies, and no projection, representation or warranty is made regarding future performance.
          Many factors interrelate in complex ways to affect the trading value of the Notes
          The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Currencies may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in values of the Currencies relative to the United States dollar. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.
          The values of the Currencies are expected to affect the trading value of the Notes. We expect that the trading value, if any, of the Notes will depend substantially on the amount, if any, by which the values of the Currencies relative to the United States dollar exceed or do not exceed the Starting Values. However, if you choose to sell your Notes when the value of one of the Currencies exceeds its Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the values of the Currencies relative to the United States dollar will continue to fluctuate until the Ending Value of the Highest Performing Currency is determined.
          Changes in the volatilities of the Currencies are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatilities of the Currencies increase or decrease, the trading value of the Notes may be adversely affected.
          Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if United States interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any of the Currencies, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Currencies and, in turn, the respective exchange rates, and therefore, the trading value of the Notes.

          As the time remaining to the maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity date, the Notes may trade, if at all, at a value above that which would be expected based on the values of the Currencies relative to the United States dollar. This difference will reflect a “time premium” due to expectations concerning the value of the United States dollar relative to the Currencies prior to the maturity date of the Notes. However, as the time remaining to the maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.
          Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the values of the Currencies relative to the United States dollar over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes. For instance, our credit ratings may not reflect the potential impact on the value of your Notes of risks related to structure, market or other factors discussed herein.
          In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the values of the Currencies relative to the United States dollar will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.
          Purchases and sales by us or the swap counterparty may affect your return
          We intend to hedge our obligations under the Notes by entering into a swap transaction with Merrill Lynch Capital Services Inc. as the swap counterparty. In turn, the swap counterparty may hedge its obligations on that swap transaction by purchasing the Currencies, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of the Currencies, and may adjust these hedges by, among other things, purchasing or selling the Currencies, or exchange-traded funds or other derivative instruments with returns linked to one or more of the Currencies at any time. If our swap transaction with Merrill Lynch Capital Services Inc. were terminated, we may hedge our obligations by engaging in any of the hedging activities described above. Although they are not expected to, any of these hedging activities may adversely affect the trading prices of the Currencies and, therefore, the market value of the Notes even as we or the swap counterparty may realize substantial returns from these activities.
          We may have conflicts of interests arising from our relationship with the Calculation Agent
          AIG-FP, our subsidiary, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the Starting Value, Ending Value and Supplemental Redemption Amount, and is only required to act in good faith and in a commercially reasonable manner. Because these determinations by AIG-FP will affect the payment at maturity on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
          Tax consequences
          You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES
          AIG will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series AIG-FP,” which is more fully described in the Prospectus Supplement, under the Indenture dated as of October 12, 2006 between AIG and The Bank of New York, as trustee, which is more fully described in the accompanying prospectus. The Notes are expected to mature on March •, 2010. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is •.
          The Notes will not be subject to redemption by AIG or repayment at the option of any holder of the Notes before the maturity date.
          AIG will issue the Notes in denominations of whole units each with a $10 principal amount per unit (the “Original Offering Price”). You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the sections entitled “Description of Notes We May Offer — Book-Entry System” in the accompanying prospectus supplement and “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.
          The Notes will not have the benefit of any sinking fund.
Payment on the Maturity Date
          On the maturity date, you will be entitled to receive a cash payment per unit equal to the sum of the $10 Original Offering Price plus the Supplemental Redemption Amount, if any, as provided below. If the Ending Value of the Highest Performing Currency does not exceed the Starting Value of such Currency, you will be entitled to receive only the $10 principal amount per unit. There will be no other payment of interest, periodic or otherwise, on the Notes prior to the maturity date.
          If the maturity date is not a New York Business Day, then you will receive payment in respect of the Notes on the next succeeding New York Business Day, with no adjustment to such payment on account thereof. “New York Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) a day on which banks in the City of New York are not open for dealing in foreign exchange and foreign currency deposits.
     Determination of the Supplemental Redemption Amount
          The “Supplemental Redemption Amount” per unit will be denominated in United States dollars, will be determined by the Calculation Agent and will equal:
(i)	If the Ending Value of the Highest Performing Currency is greater than the Starting Value of such Currency (using the Starting Value and Ending Value of the Highest Performing Currency):
(ii)	If the Ending Value of the Highest Performing Currency is equal to or less than the Starting Value of such Currency: $0.
          The “Highest Performing Currency” will be the Currency with the Highest Performing Currency Return, as determined by the Calculation Agent.

          The “Highest Performing Currency Return” is the greatest Currency Return of all the Currencies.
          The “Currency Return” for each Currency will equal:

Ending Value — Starting Value
Starting Value
          The “Starting Value” of each Currency will be the Exchange Rate (as defined below) on the Pricing Date, as determined by the Calculation Agent in accordance with the procedures described under “Description of the Currencies.”
          The “Ending Value” of each Currency will be the Exchange Rate (as defined below) on the Valuation Date, as determined by the Calculation Agent in accordance with the procedures described under “Description of the Currencies.”
          The “Valuation Date” will be the fifth New York Business Day immediately prior to the maturity date.
          The “Participation Rate” will be a percentage between 100% and 120% and will be set forth in the final Pricing Supplement in connection with the sale of the Notes.
          The Calculation Agent in respect of the Notes will be AIG-FP, a subsidiary of AIG. All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on AIG and the holders and beneficial owners of the Notes.
Hypothetical returns
          The following table illustrates, for a range of hypothetical Highest Performing Currency Returns:
•	the percentage change from the Starting Value to the hypothetical Ending Value for such Highest Performing Currency;

•	the total amount payable on the maturity date per unit of the Notes;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return in United States dollars on an investment in the Currencies.
          The table below assumes a Participation Rate of 110%, the midpoint of the range of 100% to 120%. The actual Participation Rate will be determined on the Pricing Date and set forth in the final Pricing Supplement made available in connection with the sales of the Notes.

	Total amount payable			Pretax annualized
Highest Performing Currency	on the maturity date	Total rate of return	Pretax annualized	rate of return
Return(1)	per unit of the Notes(2)	on the Notes	rate of return on the Notes(3)	on the Currency(3)(4)
-25.00%	$10.00	0.00%	0.00%	-12.39%
-20.00%	$10.00	0.00%	0.00%	-9.68%
-15.00%	$10.00	0.00%	0.00%	-7.09%
-10.00%	$10.00	0.00%	0.00%	-4.63%
-5.00%	$10.00	0.00%	0.00%	-2.27%
0.00%	$10.00	0.00%	0.00%	0.00%
5.00%	$10.55	5.50%	2.39%	2.18%
10.00%	$11.10	11.00%	4.69%	4.28%
15.00%	$11.65	16.50%	6.90%	6.31%
20.00%	$12.20	22.00%	9.04%	8.27%
25.00%	$12.75	27.50%	11.09%	10.17%

(1)	The Starting Value of each Currency will be determined by the Calculation Agent on the Pricing Date.
(2)	The amount you receive on the maturity date will not be less than $10 per unit.
(3)	The annualized rates of return specified in this table are calculated on a semiannual bond equivalent basis and assume an investment term from November •, 2007 to February •, 2010, a term expected to be equal to that of the Notes.
(4)	The pretax annualized rates of return specified in this column assume that the underlying currency position will be converted into United States dollars at the same time and at the same Exchange Rate (as defined below) as that used in determining the Ending Value.
          The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates (as defined below) on the day the Ending Value is determined, the actual Participation Rate and the term of your investment.
Events of Default and Acceleration
          In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the sum of $10 plus the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the maturity date of the Notes.
          In case of default in payment of the Notes, whether on the maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then-current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT,” to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means the display page designated as “FEDFUNDS1” on the Reuters service or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying prospectus supplement.

DESCRIPTION OF THE CURRENCIES
          The Notes are designed to allow investors to participate in exchange rate movements of each of the Currencies as determined based on the Starting Value of such Currency on the Pricing Date and the Ending Value of such Currency on the Valuation Date. The Currencies are the Russian ruble (“RUB”), the Indonesian rupiah (“IDR”) and the Israeli shekel (“ILS”).
          As the Exchange Rates move, the United States dollar value of each Currency will vary based on the appreciation or depreciation of that Currency. The value of any Currency on any given day will be the then-current Exchange Rate for that Currency, as determined by the Calculation Agent in accordance with the procedures described below.
          If November 2, 2007 were the Pricing Date, then for each Currency, the Starting Value would be as follows:

Basket Component	Iso Code	Starting Value(1)
Russian ruble	RUB	0.04060370
Indonesian rupiah	IDR	0.00010983
Israeli shekel	ILS	0.25306205

(1)	This is the Exchange Rate (as defined below) of each Currency on November 2, 2007. The actual Starting Value for each Currency will be determined on the Pricing Date.

The term “Exchange Rate,” as of any date, means:
          (i) for the Russian ruble, the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Russian ruble can be exchanged as the inverse of (1.0 divided by) the value reported by Reuters on page “RUBMCMEEMTA,” or any substitute page thereto, at approximately 12:00 p.m. Moscow time;
          (ii) for the Indonesian rupiah, the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Indonesian rupiah can be exchanged as the inverse of the value reported by Reuters on page “ABSIRFIX01,” or any substitute page thereto, at approximately 11:00 a.m. Singapore time; and
          (iii) for the Israeli shekel, the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Israeli shekel can be exchanged as the inverse of the value reported by Reuters on page “BOIT12,” or any substitute page thereto, between 1:30 p.m. and 3:30 p.m., Monday through Thursday, or between 10:15 a.m. and 12:15 p.m. on Friday, local Israeli time.
          If the currency exchange rates are not so quoted on Reuters page “RUBMCMEEMTA,” “ABSIRFIX01,” or “BOIT12” (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Starting Value or the Ending Value, as applicable, will equal the inverse of the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.
          The following graphs set forth the historical month-end values of the Currencies from January 2002 through October 2007. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This historical data on the Currencies is not necessarily indicative of the future performance of the Currencies or what the value of the Notes may be. Any upward or downward trend in the historical value of a Currency during any period set forth below is not an indication that the Currency is more or less likely to increase or decrease in value at any time over the term of the Notes.

Source: Bloomberg L.P. (without independent verification)

Source: Bloomberg L.P. (without independent verification)

Source: Bloomberg L.P. (without independent verification)

UNITED STATES FEDERAL INCOME TAXATION
                    Under applicable United States Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the United States dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the United States dollar. Accordingly, we will treat the Notes as being denominated in United States dollars, and payments on the Notes determined by reference to currencies other than the United States dollar as contingent payments under the special federal income tax rules applicable to contingent payment obligations. These rules are described under the heading “United States Taxation — Original Issue Discount — Notes Subject to Contingent Payment Obligation Rules” in the accompanying Prospectus Supplement.
          The United States Treasury Regulations governing the United States federal income tax treatment of contingent payment obligations require the issuer of such Notes to provide the purchaser with the comparable yield of a hypothetical AIG debt instrument with terms similar to the Notes, but without any contingent payments, and a projected payment schedule for payments on the Notes. As discussed in the accompanying Prospectus Supplement, a purchaser of the Notes will need this information to calculate its income on the Notes. Solely for purposes of applying these regulations, we have determined that the comparable yield is •%. Based on this comparable yield, the projected payment on the maturity date will be $• per unit.

The comparable yield and projected payment set forth above are being provided to you solely for the purpose of determining the amount of interest that accrues in respect of your note for U.S. federal income tax purposes, and none of AIG or its affiliates or agents is making any representation or prediction regarding the actual amount (if any) that may be payable with respect to your note on the maturity date.

ERISA CONSIDERATIONS
          The Notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the Notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
          We intend to lend the net proceeds from the sale of the Notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
          Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to MLPF&S. MLPF&S has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that MLPF&S is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
          We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
          We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

INDEX OF CERTAIN DEFINED TERMS

AIG	PS-3
AIG-FP	PS-3
Calculation Agent	PS-5
Currencies	PS-1
Currency Return	PS-11
Ending Value	PS-11
Exchange Rate	PS-13
Highest Performing Currency	PS-10
Highest Performing Currency Return	PS-11
MLPF&S	PS-3
New York Business Day	PS-10
Notes	PS-1
Original Offering Price	PS-10
Participation Rate	PS-11
Pricing Date	PS-1
Redemption Amount	PS-4
Starting Value	PS-11
Supplemental Redemption Amount	PS-10
Valuation Date	PS-11
Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus supplement, general prospectus supplement and prospectus, as applicable.